Exhibit 99.1

ASX ANNOUNCEMENT

October 19th, 2011

Genetic Technologies Executes

Settlement and License Agreement with Hologic, Inc.

In compliance with ASX Continuing Disclosure Rules, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to report it has now executed a Settlement and License Agreement with Hologic, Inc. (“Hologic”) of Bedford, Massachusetts, USA.

Hologic was a counterparty to GTG’s recently announced patent infringement suit filed in the District Court of Colorado (ASX announcement: 26 May 2011).  Hologic is now the second counterparty in this suit to settle.

“With the settlement of both Navigenics, Inc. (ASX announcement: 28 June 2011) and now Hologic, Inc., the Company is pleased with the tempo and progress of this third assertion suit,” said Dr. Paul MacLeman, GTG’s Chief Executive Officer.

As with other similar agreements, the precise commercial terms of the Settlement and License Agreement with Hologic, Inc. are covered by formal confidentiality provisions and cannot be disclosed.

Further details concerning progress with the GTG Assertion Program will be released to the Market as appropriate.

ENDS.

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen™ test may be especially useful for women at intermediate risk of developing breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and  of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

For more information please contact:

Genetic Technologies Limited

Dr. Paul MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000

Australia — Media & Investor Relations

Rudi Michelson

Monsoon Communications

Phone: +61 3 9620 3333

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040